TESCO PLC
INTERIM RESULTS AND MANAGEMENT REPORT 2008/9

TESCO MAKES GOOD PROGRESS IN TOUGH MARKETS

26 weeks ended 23 August 2008	H1 2008/9	Comparable* Growth vs H1 2007/8
Group sales (inc. VAT)	**£28.1bn**	**14.1%***
Group revenue (exc. VAT)	**£25.6bn**	**13.8%***
Group trading profit	**£1,367m**	**9.4%**
Underlying profit before tax	**£1,453m**	**10.3%**
Group profit before tax	**£1,435m**	**11.3%**
Underlying diluted earnings per share	**13.28p**	**11.6%**
Diluted earnings per share	**13.12p**	**12.6%**
Dividend per share	**3.57p**	**11.6%**

HIGHLIGHTS

- **14.1%* increase in Group sales**
- **10.3% growth in underlying profit before tax, 9.4% increase in Group trading profit (13.4% and 12.7% growth respectively, before start-up losses in United States (US))**
- **11.6% increase in underlying diluted earnings per share; 11.6% increase in interim dividend to 3.57p**

- **Strategy delivers good progress in challenging markets:**
  - International sales up 26.8%*; trading profit up 27.7% before US; International space planned to increase over 25% this year
  - Core UK sales up 9.7% (6.9% ex-petrol); trading profit up 8.6%
  - UK Non-food sales up 4% - with good market share gains and solid margins;
  - Tesco.com sales up 20.5%, profit up 21.4% (including Tesco Direct, which is trading well); Tesco Personal Finance (TPF) makes £71m profit (our share £35.5m, up 34%);
  - Over 40% reduction in single-use carrier bags achieved – on track for 50% in 2009
- **Homever acquisition in Korea given regulatory clearance – with completion expected as planned in October and acquisition of 50% of TPF from Royal Bank of Scotland Group plc on track for November completion**
- **£5bn-plus property funding programme progressing well – with sale of £605m property assets in the first half and net profit from property-related items of £159m**
- **On track to create up to 30,000 new jobs this year**

Terry Leahy, Chief Executive, commented:
"Tesco is at its' best in tough markets - responding to the changing needs of customers - and that's why we have been able to make good progress this year, despite facing into powerful economic headwinds and carrying planned start-up losses in the US. Our business is strong, broadly-based, increasingly international and, I believe, well-placed not just to cope with the challenges which lie ahead but also to grasp the growth opportunities open to us by continuing to invest in our strategy."

* Sales growth reported on a consistent basis (six months versus six months) for China. On a statutory basis, Group sales and revenue grew by 13.5% and 13.3% respectively.

RESULTS

Group. These results are for the 26 weeks ended 23 August 2008, compared with the same period in 2007. They include full segmental reporting of sales and trading losses for our business in the United States (US) for the first time – within International. Last year's UK trading profits have been adjusted to reflect this change as the US was previously reported within the UK.

Group sales, including VAT, increased by 14.1%* to £28.1bn (last year £24.6bn*). At constant exchange rates, sales increased by 10.5%. These growth rates include sales in China on a consistent (six month versus six month) basis, compared to statutory results in the prior year which included seven months following China becoming a majority-owned subsidiary in December 2006.

In April 2006, with our Preliminary Results for 2005/6, and following our transition to IFRS, we introduced an underlying profit measure, which excludes the impact of the volatile non-cash elements of IAS 19, IAS 32 and IAS 39 (principally pension costs and the marking to market of financial instruments). The underlying profit measure also excludes the impact of the non-cash element of IAS 17, relating to annual uplifts in rents and rent-free periods. Underlying profit before tax rose to £1,453m in the first half (last year £1,317m), an increase of 10.3%.

With our Interim Results for 2006/7, we also began reporting segmental trading profit, which excludes property profits and, as our underlying profit measure does, excludes the non-cash element of the IAS 19 pension charge and now also excludes the non-cash element of the IAS 17 lease charge. Group trading profits were £1,367m (last year £1,249m), up 9.4%. This was after planned initial trading losses of £60m in our US business.

Group operating profit rose by 13.1% to £1,480m (last year £1,309m). Total net Group property profits were £159m in the first half (last year £119m).

	Group Results		
	Actual rates		Constant
Group sales (inc. VAT)	£28,094m	14.1%*	10.5%*
Group profit before tax	£1,435m	11.3%	8.9%
Group operating profit	£1,480m	13.1%	10.7%
Group underlying profit before tax	£1,453m	10.3%	8.0%
Group trading profit	£1,367m	9.4%	7.0%
Trading margin	5.3%	-	-

International. Total international sales grew strongly – by 26.8%* at actual exchange rates (also on a consistent, six month basis for sales in China) and by 12.6%* at constant exchange rates, to £8.0bn (last year £6.3bn*). The inclusion of sales in the US for the first time added £76m and 1.2 percentage points to overall growth in International. Like-for-like sales in International grew by 1.0% in the first half, with net new space contributing the remaining 11.6%.

Second quarter sales in International grew by 29.0% at actual rates and by 13.3% at constant rates, a similar rate of growth to the first quarter, helped by favourable exchange rate movements in Europe. The phasing of this year's opening programme will be more weighted towards the second half of the year than usual.

* Sales growth reported on a consistent basis (six months versus six months) for China.

International contributed £346m to trading profit in the first half (last year £271m), an increase of 27.7%, before the £60m of planned initial trading losses in the US. On this basis, margins improved by 10 basis points. At constant exchange rates, international trading profit (before US losses) grew by 15.9%.

	International Results		
	Actual rates		Constant
	£m	%ch.	%ch.
International sales (inc. VAT) - inc. US	£7,979m	26.8%*	12.6%*
International sales (inc. VAT) - ex. US	£7,903m	25.6%*	11.4%*
International trading profit - inc. US	£286m	12.6%	0.4%
International trading profit - ex. US	£346m	27.7%	15.9%
Trading margin - inc. US	4.0%	-	-
Trading margin - ex. US	4.9%	-	-

In **Asia**, sales grew by 16.0% at actual exchange rates and by 14.8% at constant rates on a consistent (six month versus six month) basis for China sales, to £3.2bn (last year £2.7bn*). Trading profit increased by 16.9% at actual rates and by 18.5% at constant rates to £145m (last year £124m).

Trading margins were stable in Asia despite rapid sales growth in China, where we made a small loss in the first half as a result of planned growth in overhead as we establish our operations and supply hubs in China's main economic regions. Elsewhere we saw strong performances in Thailand, Malaysia and Korea (where reported growth was held back by an unfavourable exchange rate).

	Asia Results		
	Actual rates		Constant
	£m	%ch.	%ch.
Asia sales (inc. VAT)	£3,171m	16.0%*	14.8%*
Asia trading profit	£145m	16.9%	18.5%
Trading margin	4.9%	-	-

In **Europe**, sales rose by 33.0% at actual rates to £4.7bn (last year £3.6bn) and by 8.7% at constant rates. Growth at actual rates benefited from strongly favourable exchange rate movements in all markets and constant rates growth was held back by the timing of new store openings, with the phasing of new stores more strongly weighted this year towards the second half. Like-for-like growth in Central Europe remained positive despite emerging pressures on consumer spending, particularly from rising fuel costs. Trading profit increased by 36.7% at actual rates to £201m (last year £147m), and by 13.6% at constant rates. Trading margins overall rose in Europe by 14 basis points, helped by solid performances in most of our markets.

	Europe Results		
	Actual rates		Constant
	£m	%ch.	%ch.
Europe sales (inc. VAT)	£4,732m	33.0%	8.7%
Europe trading profit	£201m	36.7%	13.6%
Trading margin	4.9%	-	-

A segmental report on the **United States** is included in International for the first time with these results. US sales and initial trading losses were previously reported within the UK segment. Fresh & Easy had no stores trading during the first half of last year so comparatives are available only in respect of start-up losses in 2007/8. US sales were £76m in the first half and trading losses were

* Sales growth reported on a consistent basis (six months versus six months) for China.

£60m, (last year US trading losses were £17m). These planned losses reflect the fact that the US business – which has been trading for nine months – has been built with the necessary infrastructure in place from the beginning to support hundreds of stores. At this stage, it is therefore operating with high overhead and other costs in relation to the scale of the business, whilst also trading from immature stores.

	United States Results		
	Actual rates		Constant
	£m	%ch.	%ch.
US sales (inc. VAT)	£76m	-	-
US trading profit/ (loss)	£(60)m	-	-
Trading margin	n/a	-	-

UK. UK sales increased by 9.7% to £20.1bn (last year £18.3bn), comprising growth from like-for-like stores of 6.7% and 3.0% from net new stores. Excluding petrol, like-for-like sales grew by 3.7%, with growth of 3.5% in the first quarter and 4.0% in the second quarter. Inflation strengthened during the first half, with our continued investment in lowering prices for customers and deflation in non-food being more than offset by the rises in market prices for some commodities and seasonal fresh foods. We expect inflation to slowly subside through the second half.

Food sales have remained solid during the first half, despite emerging evidence of consumers trading down in some product categories to help relieve stretched household budgets. Non-food growth has slowed but has remained positive and our performance against the overall market is strong. Petrol participation has risen as a result of high oil prices and a stronger US dollar.

Good control of expenses and increased productivity have enabled us to deliver solid margins and profit growth despite these challenges - as well as rising fuel and utility costs - whilst also absorbing initial trading losses on Tesco Direct. Even after these additional costs, UK trading profit rose 8.6%, with trading margins at 5.9%, stable on last year.

	UK Results	
	£m	**%ch.**
UK sales (inc. VAT)	£20,115m	9.7%
UK trading profit	£1,081m	8.6%
Trading margin	5.9%	-

Joint Ventures and Associates. Our share of profit (net of tax and interest) for the first half was £43m, an increase of 34.4% (last year £32m). Property joint ventures made a profit of £4m (last year £2m profit). Tesco Personal Finance (TPF) profit was £71m, of which our share was £35.5m, up 34% on last year. We expect the acquisition of the 50% of TPF owned by the Royal Bank of Scotland to be completed as planned, in November. For the time being it will retain its December year-end.

Finance costs and tax. Net finance costs were £88m (last year £52m). Excluding the impacts of IAS 19, IAS 32 and IAS 39, the underlying interest charge rose 35%, in line with the movement in net debt. Total Group tax has been charged at an effective rate of 27.5% (last year 27.2%).

Underlying diluted earnings per share increased by 11.6% to 13.28p (last year 11.90p), benefiting from our share buy-back programme which eliminated earnings dilution from new shares issued.

Dividend. The Board has proposed an interim dividend of 3.57p per share (last year 3.20p). This represents an increase of 11.6%, consistent with our policy of growing dividends broadly in line with underlying diluted earnings per share.

The interim dividend will be paid on 19 December 2008 to shareholders on the Register of Members at the close of business on 10 October 2008. Shareholders have the opportunity to elect to reinvest their cash dividend and purchase existing Tesco shares in the Company through a Dividend Reinvestment Plan.

Cash Flow and Balance Sheet. Group capital expenditure (excluding acquisitions) rose to £2.5bn in the first half (last year £1.6bn). UK capital expenditure was £1.5bn (last year £0.9bn). Half of this increase (£0.3bn) relates to mixed-use development schemes which include large Tesco Extra hypermarkets as anchor stores and in which our initial outlay will be offset by substantial future capital receipts. Of the remaining £0.3bn increase in UK capital expenditure, the majority relates to the purchase of a further 15 trading stores from competitors and increased investment in energy-saving capital projects with a rapid pay-back period.

This year, a significantly higher proportion than usual of the annual UK capital expenditure budget was spent in the first half. Planned capital expenditure during the second half will be less than half the level of the first half.

Total international capital expenditure rose to £1.0bn (last year £0.7bn); comprising £0.4bn in Asia, £0.5bn in Europe and £0.1bn in the US, in part as a consequence of exchange rate movements versus last year.

Cash flow from operating activities, including an improvement of £195m within working capital, totalled £2.2bn. Overall, the Group had a net cash outflow of £22m during the first half, leaving net borrowings of £7.4bn at the half year end. Gearing was 61%.

We are about to complete the planned acquisition of the Homever stores in Korea for a consideration of just under £1bn and we expect to complete the acquisition of Royal Bank of Scotland plc's 50% shareholding in TPF for a similar amount in the next few weeks. At the time of the announcement of the TPF acquisition, we indicated an objective to return Group net borrowings, after these additional expenditures, to around £8bn by the end of this financial year. This will be achieved through a combination of further property divestments, a review of the phasing of our share buy-back programme, improved working capital and lower levels of capital expenditure during the second half.

Our award-winning defined-benefit pension scheme is an important part of our competitive package of pay and benefits which helps Tesco recruit and retain the best people. As at August 2008, under the IAS 19 methodology of pension liability valuation, the scheme had a deficit on a post-tax basis of £1,053m up from £603m at February 2008. This increase was mainly due to a significant increase in the rate of price inflation implied by the Bank of England yield curve and a reduction in the yield on corporate bonds. This movement has partially reversed in recent weeks and as a result, our current IFRS deficit has since reduced to £680m.

We manage and fund our scheme on an actuarial valuation basis. As part of a regular triennial independent valuation, the Trustees are currently reviewing the funding of the scheme; we expect the results of this review will show a relatively small deficit.

RELEASING VALUE FROM PROPERTY

As announced in April 2006, we plan to release cash from property through a sequence of joint ventures and other transactions, in the UK and internationally and return significant value to shareholders, both through enhanced dividends (through the growth in underlying earnings per share, which includes property profits) and share buy-backs.

During this programme to date, pension funds, property companies and other investors have purchased Tesco assets with an aggregate value of £2.0bn, representing strong progress towards our objective to release in excess of £5bn of funds from property over five years. Our recent divestment of properties, including 13 Tesco stores and one distribution centre, for a total of £605m in cash, at average rental yields of around 5.0%, which was announced last month indicates that this programme remains on track.

We are in discussion with potential partners with the objective of continuing our property divestment programme. Appetite for Tesco's property and covenant has remained robust and we are looking to complete further transactions in the months ahead. Proceeds for the remainder of this year will principally be used to pay down debt.

STRATEGY

We have continued to make good progress with our strategy, which has five elements, reflecting our four established areas of focus, and also Tesco's long term commitments on community and environment:

- become an international retailer
- maintain a strong core UK business
- to be as strong in non-food as in food
- develop retailing services
- and put community at the heart of what we do

We do this by keeping our focus on trying to improve what we do for customers. We try to make their shopping experience as easy as possible, lower prices where we can to help them spend less – particularly now when household budgets are stretched, give them more choice about how they shop – in small stores, large stores or on-line, and seek to bring simplicity and value to sometimes complicated markets. And we aim to be a good neighbour in the communities we serve, be responsible, fair and honest in our dealings and give customers the information and products they need to make greener choices.

INTERNATIONAL

Despite challenging economic conditions and political uncertainty in some markets our international businesses have delivered another good performance. Sales growth has been strong and profits have again grown faster than sales in our established countries as we benefit from improving market positions, maturing assets, more efficient supply chains and lower overheads. We are still in

our first year of trading in the US and we are pleased with the early performance of Fresh & Easy.

Our focus on organic growth in selling space continues as we build out our networks. We added 2.8m square feet of space in 162 new stores in the first half and at the end of August, our international operations were trading from 1,772 stores, including 525 hypermarkets, with a total of 49,072m square feet of selling space. New space growth, particularly in Europe made a lower contribution to sales growth in the first half than it will for the year as a whole given the late phasing of new store openings this year.

As well as organic expansion, and building on our successful acquisitions in Czech Republic and Poland two years ago, we have just received regulatory clearance for the purchase of 36 very large Homever hypermarkets in Korea, most of them former Carrefour stores, in a £1bn transaction we announced in May. This acquisition, when fully integrated into Homeplus, has the potential to transform our already substantial and successful business in Korea into a retailer capable of challenging for market leadership in one of the world's largest economies. The stores will add some 50% to our existing space in Korea, much of it in the Seoul metropolitan area, and a further 1.3m square feet of shopping mall space.

For the year as a whole we are planning to add approaching 12m square feet of space in International, representing growth of over 25%.

Asia. Despite unhelpful trading conditions in our two largest markets – Korea and Thailand – and the short-term costs involved in building the platform for more rapid expansion in China, we have made good progress in Asia.

Last month, we announced our intention to enter the market in **India**, complementing our entries into China and the US, and giving us access to another of the most important economies of the world. After several years studying the market and identifying suitable partners, we plan to develop a wholesale cash & carry business, based in Mumbai, offering a comprehensive range of great value fresh food, grocery and non-food products to small retailers, restaurants, kirana stores and other business owners. We will invest in building a modern supply chain for this operation. At the same time, we have also entered into a fee-based franchise agreement with Trent, the retail arm of the Tata Group, one of India's most respected companies, to provide expertise and technical support to Star Bazaar, its hypermarket business. Star Bazaar will also be a customer of the cash & carry business.

- In **China**, where we trade currently from 58 hypermarkets and 4 Express stores, we are equipping the business with the resources it needs to expand more quickly in the country's main economic areas – developing operational and supply hubs in the key regions. Our Shanghai and Eastern fresh food DC, which is now fully commissioned, has increased significantly the proportion of directly-sourced fresh food into our business, improving quality and value for customers. These investments produced a small planned loss in the first half, although sales growth, including a pleasing like-for-like performance, was strong.
- In **Japan**, whilst the retailing environment remains challenging, we are encouraged by the performance of our new Express stores which, after patient development, are proving an attractive proposition for customers. We opened our first 24 hour Express at Okubo in Tokyo during the first half, bringing the total to eight and we are very optimistic for the future of Express in Japan. Our discount convenience supermarkets, which operate as Tsurukame, are

also popular with customers and we also opened three more of these in the first half. As we strengthen the team, we expect to deliver strong growth in Japan going forward.

- Despite a subdued consumer economy in **Korea**, Homeplus continued to deliver good growth in market share, sales and profit. Following completion of our acquisition of the Homever stores, we will shortly begin the integration and conversion of the stores. This will involve integration costs of around £16m this year, and similar amounts for the following two financial years. This acquisition gives us access to the equivalent of three years organic expansion and we plan to reduce future store development in areas where Homever stores currently trade. We will open our first Green Store in Korea next month.
- Our business in **Malaysia** delivered an excellent first half performance, despite the impact of high fuel and commodity food prices on consumer confidence. The business invested heavily in reducing prices for customers – particularly in fresh foods. Profitability improved as the benefits of a strong store opening programme – we now have 23 stores trading – and the full benefits of the Makro acquisition in 2006 came through. Looking forward, we have a strong store development pipeline to sustain our growth.
- Tesco Lotus in **Thailand** has coped well with continued uncertainty in the political and business environment. Sales have grown well, helped by substantial price investment and promotions, combined with a strong new store programme across our range of formats. Profitability has also improved, supported by excellent growth in productivity. We now have a strong blend of formats, with particularly good growth coming from our Express and Talad stores, which have now moved into profitability. Our third Community Mall is now trading and customer response has been outstanding.

Europe. Our European businesses, helped in part by the weakness of Sterling, have delivered excellent growth and very good results, despite the less favourable economic conditions prevailing in a number of markets during recent months. In Central Europe, last year's very warm summer weather also provided a demanding comparative but our strong market positions, growing capability in pan-European sourcing and the flexibility of our multi-format approach have provided a solid underpinning to our performance.

- In **Czech Republic** our business made good progress although growth was slower than in recent years as a result of subdued consumer spending and increased cross-border shopping arising from the significant appreciation of the Czech Koruna against the Euro. Despite this tougher environment we continue to improve performance and grow our market share. We opened our 100th store in first half and have a strong opening programme for the rest of the year which includes a number of new Express stores in Prague.
- In a still difficult market in **Hungary** our business continued to deliver solid performance, helped by good cost control and an improving sales mix – driven particularly by strong fresh food and clothing growth. A strong new store opening programme will add over 10% to our sales area, mostly in hypermarkets, during the second half.
- **Poland** delivered very strong first half results – meeting the challenges of rising costs and competitive markets very effectively. The business made significant investments in staff wage rates and lower prices for customers, funded by solid like-for-like growth, a strong sales mix and good growth from our small format stores. During the first half, we opened one large hypermarket and eight compact hypers, as well as a further four 1k stores – a format which is trading particularly well.
- Tesco **Ireland** produced a strong first half performance, with good progress in all areas of the business despite the effects of a slowing economy on

consumer confidence and spending. Overall growth remained ahead of the market, including a positive contribution from like-for-like sales. Seven new stores opened in the first half and they are trading well, and our large new distribution centre at Donabate is now fully operational. We have made significant investment in lowering prices for customers, including the introduction of our new Cash Savers discount range, which covers 1,000 products.

- Although overall economic growth in **Slovakia** slowed in the first half, it remained robust and our business continued to make very good progress. We remain the clear market leader in the country and saw strong market share growth in the first half. Our first Express store in Bratislava will open during the second half.
- In **Turkey**, a fast pace of growth in our business was maintained, despite a weaker economic background, driven by a rapid store opening programme, as we develop our network across the country. Our first hypermarket in Istanbul began trading last month and we are very encouraged by its' early sales performance. We have seen good growth in our Express stores, which we have now begun to open outside Izmir, bringing the total to 58 and we also opened our first 1k stores in Turkey during the first half. Own brand sales have increased rapidly and now represent 19% of sales, up from 15% last year.

United States. The early progress of Fresh & Easy, just nine months after the first store opened, is very encouraging. Customer response to our combination of fresh, wholesome food at very competitive prices in neighbourhood locations has been extremely positive. With the number of stores now at almost 90 and growing rapidly, feedback from new as well as regular shoppers continues to surpass our expectations.

Sales densities are building well, with the average running at $11 per square foot per week, which is already substantially higher than the US supermarket industry average. Our best stores are now running at more than $25 per square foot and the stores opened since the Spring are averaging sales densities close to $13 per square foot per week.

The modest adjustments we made to the store format and offer in response to initial customer feedback – a warmer in-store ambience, the introduction of a small number of promotions, more prominent point-of-sale material and some new products – have proved popular with customers. Our Riverside DC and kitchen operations are coping well with growing volumes – with the capacity in place to serve hundreds of stores. Fresh foods and Fresh & Easy own brand products, which represent 60% and 72% of sales respectively, have been particularly well-received by customers.

Site acquisition for our 10,000 square foot neighbourhood stores has made further good progress, helped by availability of suitable leasehold property and the rate of new openings is gradually accelerating to the pace we require. We have secured a significant number of sites in Northern California, and whilst we are continuing to incur costs in preparing for this next stage of expansion, no decision has been made on its' precise timing.

CORE UK

In the core UK business, Tesco has coped well with the effects of cautious consumers and recovering competitors to deliver very solid progress in the first half by working hard to improve the shopping trip for customers. The re-setting of the business, to meet the changing priorities of customers as they seek help with making already stretched household budgets go further, is progressing well.

UK sales grew by 9.7% in the first half, including petrol, and by 6.9% excluding petrol. Within this, like-for-like sales excluding petrol increased by 3.7% for the first half as a whole. This rate of growth is well within our planned range of performance for the year. We saw growth of 3.5% in the first quarter and an increase to 4.0% in the second quarter.

Every Little Helps. We have continued to invest in the things that matter for customers, delivering broadly-based improvements to the shopping trip during the first half:

- Our price position is strong. With many consumers becoming more focused on value we have increased our investment in price and promotions compared with last year to help customers spend less. As part of this, we have focused more of our increased promotional activity on money-off deals, rather than on multi-buys. Our Price Check survey, which compares 10,000 prices against our leading competitors weekly, shows that our price position has improved again so far this year (for more information see www.tesco.com).
- Given the household budget pressures we know many of our customers are experiencing we are adapting our product offer to meet their changing priorities. Two weeks ago we introduced the biggest change to our grocery ranges for more than a decade, with the launch of almost 400 'Discount Brands at Tesco' products. There are 34 new brands, covering most categories, and these will match discounter ranges in addition to 550 other products which are price-matched. The new range is higher in price and quality than Tesco Value. Customer response so far has been very pleasing.
- Service in our stores has improved with over 26 million more customers than last year receiving our one-in-front promise during the first half - by reducing queues at our checkouts through the use of improved technology including faster, more accurate scanners and checkout cameras which enable us continually to track queue lengths. We have also introduced more self-service checkouts, which are very popular with customers and these now account for 20% of all transactions.
- On-shelf availability, which we measure using our in-store picking of tesco.com orders, has improved again and more customers are able to buy everything they want when they shop at Tesco.

Step-Change. We delivered strong efficiency savings in the first half – and we are on track to deliver, as planned, £450m in the year as a whole through the Step-Change programme, which brings together many initiatives to make what we do better for customers, simpler for staff and cheaper for Tesco. Most of these savings are re-invested to improve our offer for customers.

New Space. We opened a total of 772,000 square feet of new sales area, of which 139,000 square feet was in store extensions, principally for Extra. This was a lower proportion of the opening programme than last year and reflects the priority of converting the stores we acquired from Somerfield and Kwik Save at the end of last year. We opened another three Extra hypermarkets, compared with six in last year's first half, bringing the total to 169, with a further four

planned by the end of the year. We opened 12 superstores and 44 new Express stores.

NON-FOOD

Our general merchandise business has held up well in an increasingly difficult market. Because our customers recognise the quality, breadth and value of our offer, Tesco non-food sales have been less affected than most other retailers' in the current economic climate and we have continued to see market share gains.

We have made significant investment in lowering prices for customers, and with careful management of mix, costs and inventory we have maintained solid margins and profitability but sales have slowed, with growth in the UK of 4% during the first half, compared with 8% growth in the second half of last year.

Total UK non-food sales increased to £4.1bn (reported within UK sales). Including £1.7bn in International, where growth was stronger, Group non-food sales grew 7.3% to £5.8bn.

Despite subdued markets, in the UK we saw good growth in electricals (up over 9%), with particularly strong performances in computing, cameras and white goods. Entertainment sales were also robust, helped by the strength of the games market. Toys (up 12%) and DIY sales (up 17%) also delivered good growth.

In a difficult clothing sector, our Cherokee and Florence & Fred brands did well and we outperformed significantly a falling market. International clothing sales rose 18%, reflecting the success of our brands in Central Europe.

Tesco Direct. Our latest catalogue, which was launched this month, demonstrates the growing strength of our offer. Initial customer response has been very positive with order volumes up significantly on last season. We now have 12,000 products on-line and around 7,000 in the catalogue. As well as wider ranges, Tesco Direct provides customers with the choice of ordering on-line, by phone or in selected stores and the option to pick-up items from some stores is proving very popular. We now have desks in 233 stores – and these are taking a rising proportion of orders.

Sales are growing steadily, in line with our expectations and the progressive development of the offer. First half start-up costs and initial operating losses on Direct are consistent with our original guidance of a £20m trading loss for the full financial year.

Homeplus. Our latest Homeplus store – at Cribbs Causeway in Bristol - which makes around 60% of the current Tesco Direct offer available to customers from stock, has opened well and the overall performance of our trial non-food stores – we now have eight units trading - has been encouraging. Our most recent stores - trading from 50,000 square feet – have continued to trade well and we are on-track to extend the trial to a total of 10 further stores in the months ahead – with two more, at Edinburgh and Nottingham, opening before Christmas.

Dobbies. Having acquired the minority interest in Dobbies, we are pushing on with our plans to accelerate the expansion of the business towards a national network of garden centres. Two new stores – at Sandyholm and Southport –

opened in the first half. Sales rose by over 12% during the first half and the business saw strong summer trading despite a wet August.

RETAILING SERVICES

Our efforts to bring simplicity and value to sometimes complicated markets are behind the success of our Retailing Services businesses. Also underpinning this element of our strategy in its early stages is a strong economic model, based around leveraging existing assets - either our own or a partner's - so that we can simultaneously price our services competitively for customers and also achieve high returns for shareholders.

These businesses – principally Tesco Personal Finance, tesco.com, Tesco Telecoms and dunnhumby – have now become substantial contributors to Group sales and profits and they offer the potential to become even more material in the future as they accelerate their rate of growth. At the announcement in July of our intention to acquire the remaining 50% of Tesco Personal Finance (TPF) owned by Royal Bank of Scotland Group plc (RBS) for just under £1bn, we set a target to grow the aggregate profit contribution from Retailing Services to £1bn over the next few years (from its current level of just under £400m). Andrew Higginson, Group Finance and Strategy Director, will move across to become Chief Executive of Retailing Services to drive this growth.

At the time of the announcement, we also committed to memorandum disclosure of Retailing Services results. In the first half, Retailing Services sales were £1.7bn, up 16.4% on last year and profits were £200m, up 26.5%.

Tesco Personal Finance has delivered a very strong performance in the first half, increasing profits by 34% in a challenging financial services market. Profit, net of interest and tax, is £71m (last year £53m) of which Tesco's share is £35.5m. Sales growth has been good driven by product innovation and segmentation. tescocompare.com, our aggregator website, added home, van and motorcycle insurance as well as mortgages to its coverage and will shortly include utilities. Value, Standard and Finest home insurance lines were also successfully launched as well as a pre-pay Travelmoney card.

Our overall bad debt experience has been stable so far this year, with TPF's credit card arrears rate currently running at less than half the industry average. Discussions with the Financial Services Authority in relation to our acquisition of RBS' 50% shareholding in TPF are ongoing and we expect to be able to complete the transaction and assume full ownership, as planned, in November.

tesco.com sales continue to grow strongly, up over 20% in the first half to £902 million. Profit also rose strongly - by 21% on a comparable basis to £48m. In the grocery business, orders rose by more than 10% to over 7.5 million and service levels continued to improve. Tesco Direct sales grew strongly, helped by substantial rises in average order value and customer numbers. Our international on-line grocery businesses also grew well – with dotcom in Korea growing by over 90% and Ireland by over 65%.

We will be opening our second dot.com-only store – which will fulfill on-line grocery orders for customers in most of Kent, in Aylesford next month. The first, in Croydon, grew like-for-like sales by 29% in the first half, and its sales are now running at well over £1m per week.

Last year we began giving our dot.com customers the option of a bag-free delivery. This has proved very successful - with almost half of customers now taking this option. Not only does this help us reduce the number of carrier bags we use, but it also makes the picking process in our stores more efficient.

Tesco Telecoms has seen steady growth in the first half. Tesco Mobile has remained the number one pre-pay provider for overall customer satisfaction and was the only major operator to grow its customer base in the first half. Our branded telecoms hardware business (landlines, branded mobiles, accessories etc.) has continued to grow very strongly in the first half as Tesco becomes a popular choice for buying telephones and accessories.

COMMUNITY, ENVIRONMENT AND CORPORATE RESPONSIBILITY

Actively supporting our local communities. We play a positive role in our local communities and work hard to be a good neighbour.

In July, we were one of only 21 companies to be awarded a BitC Community Mark in recognition of our commitment to communities.

We are on track to hit our target of raising £2.5m for our Charity of the Year, Marie Curie. We raised over £500,000 in a single weekend this spring through a Great Daffodil Appeal, our most successful national collection to date.

We announced in June that Sports for Schools & Clubs and Computers for Schools will be combined to create a massive new voucher collection scheme. It will be launched at the beginning of next year and will run for an extended period. In response to feedback from schools, we will be extending the products we offer into other areas of the curriculum such as health and art.

We opened our first store with a Community Centre in Malaysia this August, based on the great success of our Culture Centre format in Korea. Members of the local community can come together in these dedicated areas in-store for activities such as cooking classes, Taekwondo, line dancing and health checks.

Caring for the environment. Our environmental programme was recognised at the Business in the Community Awards for Excellence 2008 when it won the Barclays Environmental Leadership Award.

Through our unique Green Clubcard scheme, we have saved over two billion carrier bags since August 2006, and usage is 40% down on the same period two years ago. This July, Tesco Malaysia became the first country outside the UK to launch Green Clubcard points to help customers use fewer carrier bags, issuing over 14,000 points in the first week of the reward scheme.

This summer, we began selling a new range of reusable shopping bags, designed exclusively for Tesco by Cath Kidston. A donation of 50p from each bag sold goes to Marie Curie, Tesco's Charity of the Year.

One of the world's leading thinkers on energy, sustainable development and climate change has been appointed Director General of the Sustainable Consumption Institute (SCI) – a body which is Tesco-funded - at The University of Manchester. Professor Mohan Munasinghe will lead the SCI to help deliver a revolution in green consumption through providing world class and authoritative research in this area. He started the role this month. The Sri Lankan-born academic is Vice Chair of the Intergovernmental Panel on Climate Change

(IPCC), the world's leading scientific body tasked with evaluating the risk of climate change caused by human activity.

In April, we launched a trial of product carbon labels on 20 own-brand products in UK stores. In September we extended that trial to stores in Ireland. The label appears on products in four categories: washing detergent, potatoes, orange juice and light bulbs. Over half our customers say that the carbon footprint of a product could/would influence their decision to purchase.

We met our target to get 10m energy efficient light bulbs into our customers' homes.

We continue to develop our new environmental format store, and will open the first of these in the UK early in 2009. We have opened our third energy efficient store in August in Lubartow, Poland. The store is powered by solar panels, wind turbines, a ground heat exchanger and recovers heat from freezers and chillers. Our first eco store opened in Japan at the end of August. Initiatives include solar car park lights, a low energy refrigeration system and dimmable lighting. In Thailand we opened our second green store this August. The store saves up to 30% energy compared to a conventional store and recycles its raw vegetable waste and used cooking oil into biofuels.

Giving customers healthy choices. Over 3,000 UK primary schools with more than 749,000 children took part in the Tesco Great School run in June. We are waiting to hear whether we have broken the World Record for the greatest simultaneous walk or run.

In Thailand, our Get Healthy with Tesco Lotus aerobic competition concluded with the national finals in June. In the competition, more than 2.3m people took part with 151 aerobic teams across 25 provinces. We also launched 'Running for Life' in the Czech Republic and Slovakia, as well as our second 'Walk for Life' in Malaysia, both to raise funds for cancer research.

In China, four Tesco and Everton summer soccer camps were held during August for employees' children and kids from special schools in Shanghai. A National Basketball contest launched earlier this month will also help staff get active. In Malaysia our 5km 'Walk for Life' attracted over 4,000 participants, raising more than RM100,000 (£14,300) for the National Cancer Council's (MAKNA) cancer research fund.

Through the FA Tesco Skills Programme in the UK over 400,000 children aged 5 - 11 have taken part in the skills coaching sessions we have run in Schools, Clubs and after school Skills Centres. This summer we are giving kids the chance to perfect their skills at the Free Skills Roadshow, which is visiting stores and town centres across England. There is also a chance for them to win a coaching session with England stars Frank Lampard and Kelly Smith.

Looking ahead

- Our ethical trading programme already compares well with our competitors but we are planning further work to ensure we always trade fairly. Our plans include helping to improve labour standards at farms and factories and working with experts to help poorly performing suppliers to improve.
- By October, we will have Community Champions in the Czech Republic as well as the UK and China.
- By the end of this financial year, we will have opened at least one

Environmental Store in each of the countries in which we operate

- We will open the first recycling centre outside our Warszawa store in Poland this September. The centre will accept all types of materials from batteries to larger home appliances.

CONTACTS

Investor Relations:	Steve Webb	01992 644800
Press:	Jonathan Church	01992 644645
	Angus Maitland - The Maitland Consultancy	0207 379 5151

This document is available via the internet at [www.tesco.com/investor]

A meeting for investors and analysts will be held today at 9.00am at the Royal Bank of Scotland, 280 Bishopsgate, London EC2 4RB. Access will be by invitation only.

An Interim Results interview with Sir Terry Leahy is available now to download in video, audio and transcript form at [www.tesco.com/corporate].

ADDITIONAL DISCLOSURES:

Risks and Uncertainties

As with any business, risk assessment and the implementation of mitigating actions and controls are vital to successfully achieving the Group's strategy. The Tesco Board has overall responsibility for risk management and internal control within the context of achieving the Group's objectives. The key risks and mitigating factors have not changed from those previously reported, namely:

- Business and financial strategy, including Group Treasury risk
- Operational threats and performance risk in the business, as well as competition and consolidation
- People capabilities, reputational and environmental risks
- Product safety, health and safety risks, ethical risks in the supply chain, fraud and compliance
- Property and non-food risks
- IT systems and infrastructure
- Regulatory and political environment, activism and terrorism
- Pension risks, joint venture governance and partnerships
- Funding and liquidity, interest rate and foreign currency risk management
- Credit risk, Tesco Personal Finance (TPF) and insurance

For greater detail on these risks and mitigating factors, please refer to our 2008 Annual Report.

Statement of Directors' Responsibilities

The Directors confirm that to the best of their knowledge this half-year press release has been prepared in accordance with the Disclosure and Transparency Rules of the UK Financial Services Authority and International Financial Reporting Standards (IFRS), as adopted by the European Union (EU). The accounting policies applied are consistent with those described in the Annual Report 2008.

The condensed financial statements and interim management report contained herein give a true and fair view of the assets, liabilities, financial position and profit and loss of the Group.

The interim management report contained herein includes a fair review of the information required by DTR 4.2.7 R and 4.2.8 R.

The Directors of Tesco PLC are as set out below.

The Board

Directors

David Reid*
Chairman
Sir Terry Leahy
Chief Executive
Philip Clarke
Tim Mason
David Potts
Karen Cook*
Dr Harald Einsmann*
Rodney Chase* CBE
Deputy Chairman
Richard Brasher
Andrew Higginson
Lucy Neville-Rolfe CMG
Charles Allen* CBE
E Mervyn Davies* CBE
Ken Hydon*

* Non-executive Directors

Company Secretary
Jonathan Lloyd

GROUP INCOME STATEMENT unaudited

26 weeks ended 23 August 2008

	Notes	2008 £m	2007 £m	Increase %
Continuing operations				
Revenue (sales excluding VAT)	2	**25,638**	**22,631**	**13.3**
Cost of sales		(23,846)	(21,017)	
Gross profit		**1,792**	**1,614**	**11.0**
Administrative expenses		(471)	(424)	
Profit arising on property-related items		159	119	
Operating profit	2	**1,480**	**1,309**	**13.1**
Share of post-tax profits of joint ventures and associates		43	32	
Finance income		40	52	
Finance costs		(128)	(104)	
Profit before tax		**1,435**	**1,289**	**11.3**
Taxation	3	(395)	(351)	
Profit for the period		**1,040**	**938**	**10.9**
Attributable to:				
Equity holders of the parent		1,038	936	
Minority interests		2	2	
		1,040	938	
Earnings per share				
Basic	5	13.22p	11.83p	11.7
Diluted	5	13.12p	11.65p	12.6
Proposed interim dividend per share	4	3.57p	3.20p	11.6

Non-GAAP measure: underlying profit before tax	1	£m	£m	
Profit before tax		1,435	1,289	11.3
Adjustments for:				
IAS 32 and IAS 39 'Financial Instruments' - Fair value remeasurements		(17)	(7)	
IAS 19 Income Statement charge for pensions	7	192	190	
'Normal' cash contributions for pensions	7	(168)	(155)	
IAS 17 'Leases' – impact of annual uplifts in rent and rent-free periods		11	-	
Underlying profit before tax		**1,453**	**1,317**	**10.3**
Underlying diluted earnings per share	5	13.28p	11.90p	11.6

The notes on pages 23 to 33 form part of this Interim Report.

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE unaudited

26 weeks ended 23 August 2008

	Notes	2008 £m	2007 £m
Loss on revaluation of available-for-sale investments		(2)	(2)
Foreign currency translation differences		177	(27)
Total (loss)/gain on defined benefit pension schemes	7	(601)	250
Gains/(losses) on cash flow hedges:			
- Net fair value gains/(losses)		23	23
- Reclassified and reported in the Income Statement		9	(12)
Tax on items taken directly to equity		245	(105)
Net (expense)/income recognised directly in equity		**(149)**	**127**
Profit for the period		1,040	938
Total recognised income and expense for the period	10	**891**	**1,065**

	2008 £m	2007 £m
Attributable to:		
Equity holders of the parent	889	1,063
Minority interests	2	2
	891	1,065

TESCO PLC

GROUP BALANCE SHEET unaudited

As at 23 August 2008

	Notes	23 August 2008 £m	23 February 2008 £m	25 August 2007 £m
Non-current assets				
Goodwill and other intangible assets	6	2,483	2,336	2,141
Property, plant and equipment	6	21,956	19,787	18,161
Investment property	6	1,239	1,112	924
Investments in joint ventures and associates		306	305	363
Other investments		2	4	6
Derivative financial instruments		304	216	-
Deferred tax assets		104	104	28
		26,394	23,864	21,623
Current assets				
Inventories		2,603	2,430	2,091
Trade and other receivables		2,049	1,311	1,213
Derivative financial instruments		184	97	98
Current tax assets		6	6	6
Short-term investments		-	360	-
Cash and cash equivalents		1,806	1,788	1,389
		6,648	5,992	4,797
Non-current assets classified as held for sale		21	308	13
		6,669	6,300	4,810
Current liabilities				
Trade and other payables		(8,082)	(7,277)	(6,647)
Financial liabilities				
- Borrowings	9	(3,642)	(2,084)	(1,937)
- Derivative financial instruments and other liabilities		(356)	(443)	(96)
Current tax liabilities		(534)	(455)	(574)
Provisions		(4)	(4)	(4)
		(12,618)	(10,263)	(9,258)
Net current liabilities		(5,949)	(3,963)	(4,448)
Non-current liabilities				
Financial liabilities				
- Borrowings	9	(5,734)	(5,972)	(4,588)
- Derivative financial instruments and other liabilities		(284)	(322)	(390)
Post-employment benefit obligations	7	(1,463)	(838)	(736)
Other non-current payables		(35)	(42)	(30)
Deferred tax liabilities		(717)	(802)	(651)
Provisions		(62)	(23)	(26)
		(8,295)	(7,999)	(6,421)
Net assets		12,150	11,902	10,754

GROUP BALANCE SHEET unaudited (continued)

As at 23 August 2008

	Notes	23 August 2008 £m	23 February 2008 £m	25 August 2007 £m
Equity				
Share capital		393	393	394
Share premium account		4,556	4,511	4,425
Other reserves		40	40	40
Retained earnings		7,101	6,871	5,836
Equity attributable to equity holders of the parent		12,090	11,815	10,695
Minority interests		60	87	59
Total equity	10	12,150	11,902	10,754

GROUP CASH FLOW STATEMENT unaudited

26 weeks ended 23 August 2008

	Notes	2008 £m	2007 £m
Cash flows from operating activities			
Cash generated from operations	8	2,206	1,916
Interest paid		(256)	(155)
Corporation tax paid		(164)	(202)
Net cash from operating activities		**1,786**	**1,559**
Cash flows from investing activities			
Acquisition of subsidiaries, net of cash acquired		(51)	(100)
Purchase of property, plant and equipment and investment property		(2,512)	(1,580)
Proceeds from sale of property, plant and equipment		679	761
Purchase of intangible assets		(83)	(67)
Proceeds from sale of intangible assets		3	2
Increase in loans to joint ventures		(139)	(26)
Invested in joint ventures and associates		(5)	(60)
Proceeds from sale of short-term investments		360	-
Dividends received		44	39
Interest received		11	29
Net cash used in investing activities		**(1,693)**	**(1,002)**
Cash flows from financing activities			
Proceeds from issue of ordinary share capital		46	50
Increase in borrowings		1,966	1,421
Repayment of borrowings		(1,237)	(711)
New finance leases		-	119
Repayments of obligations under finance leases		(24)	(20)
Receipts of finance lease receivables		5	4
Dividends paid		(603)	(541)
Dividends paid to minority interests		(3)	-
Own shares purchased		(265)	(534)
Net cash used in financing activities		**(115)**	**(212)**
Net (decrease)/increase in cash and cash equivalents		**(22)**	**345**
Cash and cash equivalents at the beginning of the period		**1,788**	**1,042**
Effect of foreign exchange rate changes		40	2
Cash and cash equivalents at the end of the period		**1,806**	**1,389**

Reconciliation of net cash flow to movement in net debt unaudited
26 weeks ended 23 August 2008

	Notes	2008 £m	2007 £m
Net (decrease)/increase in cash and cash equivalents		(22)	345
Net cash inflow from debt and lease financing		(710)	(813)
Short-term investments		(360)	-
Movement in joint venture loan receivables		139	-
Other non-cash movements		(313)	3
Increase in net debt in the period		(1,266)	(465)
Opening net debt		(6,182)	(5,024)
Adjustment for joint venture loan receivables[1]		-	163
Adjusted opening net debt		(6,182)	(4,861)
Closing net debt	9	**(7,448)**	**(5,326)**

NB: The reconciliation of net cash flow to movement in net debt is not a primary statement and does not form part of the cash flow statement.

[1] The measurement of net debt was revised in the year ended 23 February 2008 to include loans receivable from joint ventures. Going forward net debt will be stated inclusive of the loan receivables from joint ventures.

Notes to the interim report

This Interim Report (including the condensed financial statements) for the 26 weeks ended 23 August 2008 was approved by the Directors on 29 September 2008.

NOTE 1 Basis of preparation

This Interim Report has been prepared in accordance with the Disclosure and Transparency Rules of the UK Financial Services Authority and International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretation Committee (IFRIC) interpretations, as endorsed by the European Union (EU). The accounting policies applied are consistent with those described in the Annual Report and Financial Statements 2008. The Interim Report has been prepared in accordance with IAS 34 'Interim Financial Reporting' and should be read in conjunction with the Annual Report and Financial Statements 2008.

This Interim Report is not audited and does not constitute statutory financial statements as defined in section 240 of the Companies Act 1985. Comparative figures for the year ended 23 February 2008 have been extracted from the Group Financial Statements, on which the auditors gave an unqualified opinion and did not include a statement under section 237(2) or (3) of the Companies Act 1985. The Annual Report and Financial Statements for the year ended 23 February 2008 have been filed with the Registrar of Companies.

Use of non-GAAP profit measures

Underlying profit before tax

The Directors believe that underlying profit before tax and underlying diluted earnings per share measures provide additional useful information for shareholders on underlying trends and performance. These measures are used for internal performance analysis. Underlying profit is not defined by IFRS and therefore may not be directly comparable with other companies' adjusted profit measures. It is not intended to be a substitute for, or superior to, IFRS measurements of profit.

The adjustments made to reported profit before tax are:

- IAS 32 and IAS 39 'Financial Instruments' – fair value remeasurements – under IAS 32 and IAS 39, the Group applies hedge accounting to its various hedge relationships (principally interest rate swaps, cross currency swaps and forward exchange contracts and options) when it is allowed under the rules of IAS 39 and practical to do so. Sometimes, the Group is unable to apply hedge accounting to the arrangements, but continues to enter into these arrangements as they provide certainty or active management of the exchange rates and interest rates applicable to the Group. The Group believes these arrangements remain effective and economically and commercially viable hedges despite the inability to apply hedge accounting.

  Where hedge accounting is not applied to certain hedging arrangements, the reported results reflect the movement in fair value of related derivatives due to changes in foreign exchange and interest rates. In addition, at each period end, any gain or loss accruing on open contracts is recognised in the Group Income Statement for the period, regardless of the expected outcome of the hedging contract on termination. This may mean that the Group Income Statement charge is highly volatile, whilst the resulting cash flows may not be as volatile. The underlying profit measure removes this volatility to help better identify underlying business performance.

- IAS 19 Income Statement charge for pensions - Under IAS 19 'Employee Benefits', the cost of providing pension benefits in the future is discounted to a present value at the corporate bond yield rates applicable on the last day of the previous financial year. Corporate bond yield rates vary over time which in turn creates volatility in the Group Income Statement and Group Balance Sheet. IAS 19 also increases the charge for young pension schemes, such as Tesco's, by requiring the use of rates which do not take into account the future expected returns on the assets held in the pension scheme which will fund pension liabilities as they fall due. The sum of these two effects makes the IAS 19 charge disproportionately higher and more volatile than the cash contributions the Group is required to make in order to fund all future liabilities.

NOTE 1 Basis of preparation (continued)

Use of non-GAAP profit measures (continued)

Underlying profit before tax (continued)

Therefore, within underlying profit we have included the 'normal' cash contributions for pensions but excluded the volatile element of IAS 19 to represent what the group believes to be a fairer measure of the cost of providing post-employment benefits.

- IAS17 'Leases' – impact of annual uplifts in rent and rent-free periods – The amount charged to the Group Income Statement in respect of operating lease costs and incentives is expected to increase significantly as the Group expands its International business. The leases have been structured in a way to increase annual lease costs as the businesses expand. IAS 17 'Leases' requires the total cost of a lease to be recognised on a straight-line basis over the term of the lease, irrespective of the actual timing of the cost. The impact of this treatment in the interim period ending 23 August 2008 was an adverse charge of £11m to the Group Income Statement after deducting the impact of this straight-line treatment recognised as rental income within share of post-tax profits of joint ventures and associates. The comparatives have not been revised to reflect this as the amounts in the prior period are broadly similar and are considered immaterial.

- Exceptional items – due to their significance and special nature, certain other items which do not reflect the Group's underlying performance are excluded from underlying profit. These gains or losses can have a significant impact on both absolute profit and profit trends, consequently, they are excluded from the underlying profit of the Group. In the Interim periods for 2007/8 and 2008/9 there are no such exceptional items.

Segmental trading profit

Segmental trading profit is an adjusted measure of operating profit, which measures the performance of each geographical segment before exceptional items, profit/(loss) arising on property-related items, impact on leases of annual uplifts in rent and rent-free periods and replaces the IAS 19 pension charge with the 'normal' cash contributions for pensions.

NOTE 2 Segmental analysis

The Board has determined that the primary segmental reporting format is geographical, based on the Group's management and internal reporting structure.

In 2007/8, the UK reporting segment included the start-up costs for establishing the operations in the United States of America (US), which were not material. The results of the US business have been reported as a separate reporting segment within International in our Interim Results for 2008/9. The comparatives have been reclassed* to reflect the US as a separate segment. The impact of this is to transfer a loss of £17m from the UK segment to the US segment.

The Rest of Europe reporting segment includes the Republic of Ireland, Hungary, Poland, the Czech Republic, Slovakia and Turkey. The Asia reporting segment includes Thailand, South Korea, Malaysia, China and Japan.

	26 weeks ended 23 August 2008			**26 weeks ended 25 August 2007**		
	Sales including VAT	**Revenue excluding VAT**	**Operating profit/ (loss)**	**Sales including VAT**	**Revenue excluding VAT**	**Operating profit/ (loss)***
	£m	**£m**	**£m**	**£m**	**£m**	**£m**
Continuing operations						
UK	20,115	18,471	1,207	18,329	16,854	1,058
Rest of Europe	4,732	4,144	199	3,558	3,121	147
Asia	3,171	2,948	139	2,862	2,656	121
United States	76	75	(65)	-	-	(17)
	28,094	25,638	1,480	24,749	22,631	1,309
Share of post-tax profit of joint ventures and associates			43			32
Net finance costs			(88)			(52)
Profit before tax			1,435			1,289
Taxation			(395)			(351)
Profit for the period			**1,040**			**938**

The Group's activities are, to some extent, subject to seasonal fluctuations. Tesco generally experiences an increase in sales in the fourth quarter of the year due to holiday periods. Our sales are also influenced by seasonal weather conditions which can contribute towards higher sales in the summer months.

NOTE 2 Segmental analysis (continued)

Reconciliation of operating profit to trading profit

	26 weeks ended 23 August 2008					26 weeks ended 25 August 2007 (restated)				
	UK	Rest of Europe	Asia	United States	Total	UK	Rest of Europe	Asia	United States	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Operating profit/(loss)	**1,207**	**199**	**139**	**(65)**	**1,480**	**1,058**	**147**	**121**	**(17)**	**1,309**
Adjustments:										
(Profit)/loss arising on property-related items	(164)	1	3	1	(159)	(121)	-	2	-	(119)
IAS 19 Income Statement charge for pensions	192	2	5	-	199	207	2	5	-	214
'Normal' cash contributions for pensions	(162)	(1)	(5)	-	(168)	(149)	(2)	(4)	-	(155)
IAS 17 'Leases' – impact of annual uplifts in rent and rent-free periods	8	-	3	4	15	-	-	-	-	-
Trading profit/(loss)	**1,081**	**201**	**145**	**(60)**	**1,367**	**995**	**147**	**124**	**(17)**	**1,249**
Trading margin	5.9%	4.9%	4.9%	n/a	5.3%	5.9%	4.7%	4.7%	n/a	5.5%

NOTE 3 Taxation

	2008 £m	2007 £m
UK	320	298
Overseas	75	53
	395	351

NOTE 4 Dividends

	2008 Pence/share	2007 Pence/share	2008 £m	2007 £m
Amounts recognised as distributions to equity holders in the period:				
Final dividend for the prior financial year	**7.70**	6.83	**603**	541
Proposed interim dividend for the current financial year	**3.57**	3.20	**281**	252

The proposed interim dividend was approved by the Board on 29 September 2008 but has not been included as a liability as at 23 August 2008, in accordance with IAS 10 'Events after the balance sheet date'.

NOTE 5 Earnings per share and diluted earnings per share

Basic earnings per share amounts are calculated by dividing the profit attributable to equity holders of the parent by the weighted average number of ordinary shares in issue during the period.

Diluted earnings per share amounts are calculated by dividing the profit attributable to equity holders of the parent by the weighted average number of ordinary shares in issue during the period (adjusted for the effects of dilutive options).

The dilution effect is calculated on the full exercise of all ordinary share options granted by the Group, including performance-based options which the Group considers to have been earned.

All operations are continuing for the periods presented.

	2008			2007		
	Basic	**Potentially dilutive share options**	**Diluted**	**Basic**	**Potentially dilutive share options**	**Diluted**
Profit (£m)	1,038	-	1,038	936	-	936
Weighted average number of shares (millions)	7,853	60	7,913	7,911	121	8,032
Earnings per share (pence)	13.22	(0.10)	13.12	11.83	(0.18)	11.65

There have been no transactions involving ordinary shares between the reporting date and the date of approval of this interim consolidated financial information which would significantly change the earnings per share calculations shown above.

Reconciliation of non-GAAP underlying diluted earnings per share

	2008		2007	
	£m	**pence/ share**	**£m**	**pence/ share**
Profit				
Earnings from operations	**1,038**	**13.12**	**936**	**11.65**
Adjustments for:				
IAS 32 and IAS 39 'Financial Instruments' - Fair value remeasurements	(17)	(0.22)	(7)	(0.09)
IAS 19 Income Statement change for pensions	192	2.42	190	2.37
'Normal' cash contributions for pensions	(168)	(2.12)	(155)	(1.93)
IAS17 'Leases' - impact of annual uplifts in rent and rent-free periods	11	0.14	-	-
Tax effect of adjustments at the effective rate of tax (2008 - 27.5%; 2007 - 27.2%)	(5)	(0.06)	(8)	(0.10)
Underlying earnings from operations	**1,051**	**13.28**	**956**	**11.90**

NOTE 5 Earnings per share and diluted earnings per share (continued)

Underlying diluted earnings per share reconciliation

	2008 %	2008 £m	2007 %	2007 £m
Underlying profit before tax		1,453		1,317
Effective tax rate	27.5	(400)	27.2	(359)
Minority interests		(2)		(2)
Total		1,051		956
Underlying diluted earnings per share (pence)		13.28p		11.90p

NOTE 6 Capital expenditure

In the 26 weeks ended 23 August 2008, there were additions to property, plant and equipment, investment property and other intangible assets of £2,527m (last year £1,787m). These were no additions through business combinations (last year £137m). There were disposals of property, plant and equipment, investment property and other intangible assets of £459m (last year £135m); non-current assets classified as held for sale (as at 23 February 2008) of £1m were also disposed of, with £286m transferred back to property, plant and equipment. Commitments for capital expenditure contracted for, but not provided, at 23 August 2008 were £1,905m (last year £1,801m).

NOTE 7 Post-employment benefits

Pensions

The Group operates a variety of post-employment benefit arrangements covering both funded and unfunded defined benefit schemes and funded defined contribution schemes. The most significant of these are funded defined benefit pension schemes for the Group's employees in the UK and the Republic of Ireland.

Principal Assumptions

The valuations used for IAS 19 have been based on the most recent actuarial valuations and updated by Watson Wyatt Limited to take account of the requirements of IAS 19 in order to assess the liabilities of the schemes as at 23 August 2008. The major assumptions, on a weighted average basis, used by the actuaries were as detailed below. At 23 August 2008, the mortality assumptions remain consistent with those disclosed in the Group's Annual Report and Financial Statements 2008. At 25 August 2007, the mortality assumptions were consistent with those disclosed in the Group's Annual Report and Financial Statements 2007.

	23 August 2008 %	23 February 2008 %	25 August 2007 %
Rate of increase in salaries	5.1	5.0	4.7
Rate of increase in pensions in payment	3.6	3.5	3.2
Rate of increase in deferred pensions	3.8	3.5	3.2
Rate of increase in career average benefits	3.8	3.5	3.2
Discount rate	6.2	6.4	5.8
Price inflation	3.8	3.5	3.2

NOTE 7 Post-employment benefits (continued)

Movement in the deficit during the period

The movement in the deficit during the period was as follows:

	26 weeks ended 23 August 2008 £m	52 weeks ended 23 February 2008 £m	26 weeks ended 25 August 2007 £m
Deficit in schemes at the beginning of the period	**(838)**	**(950)**	**(950)**
Current service cost	(199)	(461)	(214)
Other finance income	7	47	24
Contributions by employer	168	340	155
Foreign currency translation differences	-	1	-
Actuarial (loss)/gain	(601)	186	250
Acquisitions	-	(1)	(1)
Deficit in schemes at the end of the period	**(1,463)**	**(838)**	**(736)**

NOTE 8 Reconciliation of profit before tax to net cash generated from operations

	2008 £m	2007 £m
Profit before tax	1,435	1,289
Net finance costs	88	52
Share of post-tax profits of joint ventures and associates	(43)	(32)
Operating profit	1,480	1,309
Depreciation and amortisation	553	474
Profit arising on property-related items	(159)	(119)
Profit arising on sale of non property-related items	(2)	-
Adjustment for non-cash element of pensions charge	31	59
Share-based payments	108	104
Increase in inventories	(82)	(138)
Increase in trade and other receivables	(506)	(115)
Increase in trade and other payables	783	342
Decrease in working capital	195	89
Cash generated from operations	**2,206**	**1,916**

The decrease in working capital includes the impact of translating foreign currency working capital movements at average exchange rates rather than period end exchange rates.

NOTE 9 Analysis of changes in net debt

	At 23 February 2008 £m	Cash flow £m	Other non-cash movements £m	At 23 August 2008 £m
Cash and cash equivalents	1,788	(22)	40	1,806
Short-term investments	360	(360)	-	-
Finance lease receivables	5	(5)	-	-
Joint venture loan receivables	173	139	(38)	274
Derivative financial instruments	313	(53)	228	488
Cash and receivables	**2,639**	**(301)**	**230**	**2,568**
Bank and other borrowings	(2,033)	(1,211)	(350)	(3,594)
Finance lease payables	(51)	24	(21)	(48)
Derivative financial instruments	(443)	483	(396)	(356)
Debt due within one year	**(2,527)**	**(704)**	**(767)**	**(3,998)**
Bank and other borrowings	(5,757)	-	218	(5,539)
Finance lease payables	(215)	-	20	(195)
Derivative financial instruments	(322)	52	(14)	(284)
Debt due after one year	**(6,294)**	**52**	**224**	**(6,018)**
	(6,182)	**(953)**	**(313)**	**(7,448)**

Borrowings reconciliation

	2008 £m	2007 £m
Borrowings:		
At the beginning of the period	8,056	5,700
Increase in borrowings	2,046	1,038
Acquisition of subsidiaries	-	87
Decrease in borrowings	(726)	(300)
At the end of the period	9,376	6,525

NOTE 10 Reconciliation of movements in equity

	Share capital	Share premium	Other reserves	Retained earnings	Total equity attributable to equity holders of the parent	Minority interests	Total equity
	£m	£m	£m	£m	£m	£m	£m
At 24 February 2008	393	4,511	40	6,871	11,815	87	11,902
Total recognised income and expense for the period	-	-	-	889	889	2	891
Share-based payments	-	-	-	108	108	-	108
Purchase of minority interest	-	-	-	-	-	(26)	(26)
Dividends paid to minority interests	-	-	-	-	-	(3)	(3)
New share capital subscribed less expenses	1	45	-	-	46	-	46
Share buy-backs	(1)	-	-	1	-	-	-
Purchase of treasury shares	-	-	-	(165)	(165)	-	(165)
Equity dividends authorised in the period	-	-	-	(603)	(603)	-	(603)
At 23 August 2008	**393**	**4,556**	**40**	**7,101**	**12,090**	**60**	**12,150**

Shares with an associated cost of £144m have been granted to satisfy obligations relating to executive share incentive and profit sharing schemes. This results in a nil movement in retained earnings as it is a movement within the reserve.

	Share capital	Share premium	Other reserves	Retained earnings	Total equity attributable to equity holders of the parent	Minority interests	Total equity
	£m	£m	£m	£m	£m	£m	£m
At 25 February 2007	397	4,376	40	5,693	10,506	65	10,571
Total recognised income and expense for the period	-	-	-	1,063	1,063	2	1,065
Share-based payments	-	-	-	104	104	-	104
Purchase of minority interest	-	-	-	47	47	(27)	20
Minority interest on acquisition of subsidiaries	-	-	-	-	-	19	19
New share capital subscribed less expenses	1	49	-	-	50	-	50
Share buy-backs	(4)	-	-	(418)	(422)	-	(422)
Purchase of treasury shares	-	-	-	(112)	(112)	-	(112)
Equity dividends authorised in the period	-	-	-	(541)	(541)	-	(541)
At 25 August 2007	**394**	**4,425**	**40**	**5,836**	**10,695**	**59**	**10,754**

Shares with an associated cost of £81m have been granted to satisfy obligations relating to executive share incentive and profit sharing schemes. This results in a nil movement in retained earnings as it is a movement within the reserve.

NOTE 11 Business Combinations

On 31 July 2008, the Group completed the acquisition of the remaining 34.5% of the share capital of Dobbies Garden Centres PLC ('Dobbies'), a 21 store retailer in the United Kingdom, for total consideration of £43m.

This resulted in additional goodwill of £18m arising on acquisition in the current half year, based on Dobbies' net assets of £77m.

NOTE 12 Commitments and contingencies

Commitments

On 28 July 2008, Tesco announced that terms had been agreed to take full ownership of Tesco Personal Finance (TPF) in a deal worth £950m, which is subject to approval by the Financial Services Authority.

On 14 May 2008, Tesco announced the acquisition, subject to the usual regulatory approvals, of 36 Homever stores in South Korea from the E-Land Group, for total consideration of £958 million, including existing debt (see note 14).

Contingent liabilities

There are a number of contingent liabilities that arise in the normal course of business which if realised are not expected to result in a material liability to the Group. The Group recognises provisions for liabilities when it is more likely than not that a settlement will be required and the value of such a payment can be reliably measured.

NOTE 13 Related party transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its joint ventures and associates are disclosed as follows:

i) Trading transactions

	Sales to related parties		Purchases from related parties		Amounts owed by related parties		Amounts owed to related parties	
	2008 £m	2007 £m	2008 £m	2007 £m	2008 £m	2007 £m	2008 £m	2007 £m
Joint ventures	79	70	146	127	51	2	10	20
Associates	-	-	579	333	-	-	166	93

Sales to related parties consist of services/management fees and loan interest.

Purchases from related parties include £90m (last year £76m) of rentals payable to the Group's joint ventures, including those joint ventures formed as part of the sale and leaseback programme.

ii) Non-trading transactions

	Sale and leaseback of assets		Loans to related parties		Loans from related parties		Injections of equity funding	
	2008 £m	2007 £m	2008 £m	2007 £m	2008 £m	2007 £m	2008 £m	2007 £m
Joint ventures	266	652	274	190	21	10	1	60
Associates	-	-	-	-	-	-	-	-

Transactions between the Group and the Group's pension plans are disclosed in note 7.

A number of the Group's subsidiaries are members of one or more partnerships to whom the provisions of the Partnerships and Unlimited Companies (Accounts) Regulations 1993 ('Regulations') apply. The accounts for those partnerships have been consolidated into these accounts pursuant to Regulation 7 of the Regulations.

On 15 August 2008, the Group formed a property joint venture with the Universities Superannuation Scheme. The limited partnership contains 4 superstores which have been sold from and leased back to Tesco. The Group sold assets for net proceeds of £222m to the joint venture which had a net book value of £136m. The Group's share of the profit realised from this transaction is included within profit arising on property-related items in 2008. Another smaller transaction with BP Pension Trustees was completed in June 2008 where £44m of assets were transferred.

On 20 March 2007, the Group formed a property joint venture with The British Land Company PLC. The limited partnership contains 21 superstores which have been sold from and leased back to Tesco. The Group sold assets for net proceeds of £652m to the joint venture which had a net book value of approximately £350m. The Group's share of the profit realised from this transaction is included within profit arising on property-related items in 2007.

NOTE 14 Events after the Balance Sheet date

On 17 September 2008, regulatory approval was received in relation to the Group's proposed acquisition of 36 Homever stores in South Korea for £958m, announced on 14 May 2008. The acquisition is expected to complete on or around 30 September 2008.

On 12 September 2008, the Group issued two fixed rate Euro bonds: €1,500m paying interest at 5.625%, maturing in 2012; €1,500m paying interest at 5.875%, maturing in 2016. On 29 September 2008, the Group issued a fixed rate Swiss Franc bond of CHF250m paying interest at 3.75%, maturing in 2011.

Independent review report to Tesco PLC

Introduction
We have been engaged by the company to review the condensed set of financial statements in the press release for the 26 weeks ended 23 August 2008, which comprises the Group Income Statement, Group Balance Sheet, Group Statement of Recognised Income and Expense, Group Cash Flow Statement and related notes. We have read the other information contained in the press release and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors' responsibilities
The half-year press release is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the press release in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

The annual financial statements of the group are prepared in accordance with IFRS as adopted by the European Union. The condensed set of financial statements included in this press release has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our responsibility
Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the press release based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the press release for the 26 weeks ended 23 August 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP
Chartered Accountants
29 September 2008
London

Notes:

(a) The maintenance and integrity of the Tesco PLC website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the condensed financial statements since they were initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of condensed financial statements may differ from legislation in other jurisdictions.

Investor information

Registrar and shareholding enquiries
If you have any administrative enquiries about your holding of Tesco PLC shares (other than ADRs) please contact:
Equiniti Limited, Aspect House, Spencer Road,
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Telephone 0871 384 2977

Consolidated tax vouchers
If your dividend is paid directly into your bank or building society account you will receive one tax voucher each year. The consolidated tax voucher will be sent to you in December at the time that the interim dividend is paid and will cover both dividend payments in the tax year. This will help you to complete your tax return. This does not affect your dividends or the tax that you pay in any way. If you would prefer to receive a tax voucher with each dividend payment rather than one consolidated tax voucher each tax year, please call our shareholder helpline on 0871 384 2977. If your dividend is not currently paid directly to your bank or building society account and you would like to benefit from this service please contact Equiniti on 0871 384 2977 and they will be pleased to arrange this for you. By choosing to receive your dividends in this way you can avoid the risk of cheques getting lost in the post and ensure you receive your dividends on the payment day. Note: Consolidated Tax Vouchers are not available to institutional shareholders.

Tesco website
The Directors are responsible for the maintenance and integrity of the financial information on our website. This information has been prepared under relevant accounting standards and legislation. Tesco information, including this press release is available on our website:
www.tesco.com.

Electronic communications
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To register, log on to www.shareview.co.uk and click on 'register'. Your rights as a shareholder will not be affected in any way. If you have any questions about the service, please call 0871 384 2977.

Security reminder

Under the Companies Act 1985 we are obliged to hold the names and addresses of all shareholders on a register of members and give a copy of this list to the Registrar of Companies every year. The Registrar of Companies makes this list available to anyone who requests it and many companies use this information to market their services. We are aware that some of our shareholders have received unsolicited calls or correspondence from companies concerning investment matters. Tesco has no relationship with and does not endorse any of the services offered by these companies. Details of any facilities that we endorse are included in our communications. If you are concerned about any direct mailing or telephone calls purporting to be from Tesco, please contact us by writing to the Company Secretary, Tesco House, Delamare Road, Cheshunt, Hertfordshire EN8 9SL or by calling us on 01992 632222.

Customer services
Tesco Customer Services
Freepost SC02298
Dundee DD1 9NF
Telephone 0800 505555

Investor Relations Department
Tesco PLC, Tesco House, Delamare Road,
Cheshunt, Hertfordshire EN8 9SL
Telephone 01992 646484

Secretary and registered office
Mr Jonathan Lloyd
Tesco PLC, Tesco House, Delamare Road,
Cheshunt, Hertfordshire EN8 9SL
Telephone 01992 632222

Financial Calendar	
2008	
Interim dividend: ex-dividend date	8 October
Interim dividend: record date	10 October
Interim dividend: payment date	19 December
2009	
Financial year-end	28 February
Results announced	21 April
Final Dividend: ex-dividend date	29 April
Final Dividend: record date	1 May
AGM	3 July
Final Dividend: payment date	10 July

END